UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WSP Holdings Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G98108 106

(CUSIP Number)

Wuxi Heavy Industries, Ltd.

Attention: Sergey Borovskiy

Unit A2202, Jianwai SOHO

39 East 3rd Ring Road

Chaoyang District, Beijing 100022

People’s Republic of China

Telephone:+86 10 58695622

with a copy to:

Clyde E. Rankin, III, Esq.

Baker & McKenzie LLP

452 Fifth Avenue

New York, NY 10018

United States of America

Telephone: +1 212 626 4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G98108 106		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Wuxi Heavy Industries, Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 150,000,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 73.4%

14.	Type of Reporting Person CO

(1)                                 150,000,000 ordinary shares of the Issuer of par value $0.0001 per share (each an “Ordinary Share”) may be deemed to be beneficially owned by the Reporting Person pursuant to the Assignment and Assumption Agreement (the “Rollover/Voting Agreement Assignment”) it entered into with each of WSP OCTG Group Ltd. (“WSP OCTG”), JM OCTG GROUP Ltd. (“JM OCTG”), WHI Acquisitions, Ltd. (“Merger Sub”), UMW China Ventures (L) Ltd., Expert Master Holdings Limited (“EMH”), Mr. Longhua Piao (“Mr. Piao”) and WSP Holdings Limited (the “Issuer”), pursuant to which WSP OCTG assigned to the Reporting Person all of WSP OCTG’s representations, warranties, rights, benefits, liabilities and obligations arising under the Voting Agreements WSP OCTG previously entered into with each of Mr. Piao, EMH and UMW China Ventures (L) Ltd. described in Item 4 below and the irrevocable proxies contained therein. No payment was made in consideration for entering into the Rollover/Voting Agreement Assignment.

CUSIP No. G98108 106		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). General Transactions, Inc. (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 150,000,000 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,000,000 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 73.4%

14.	Type of Reporting Person CO

(1)                                 The Reporting Person is the 100% shareholder of Wuxi Heavy Industries, Ltd. (“Parent”).

(2)                                 150,000,000 Ordinary Shares may be deemed to be beneficially owned by the Reporting Person through Parent pursuant to the Rollover/Voting Agreement Assignment Parent entered into with each of WSP OCTG, JM OCTG, Merger Sub, UMW China Ventures (L) Ltd., EMH, Mr. Piao and the Issuer, pursuant to which WSP OCTG assigned to Parent all of WSP OCTG’s representations, warranties, rights, benefits, liabilities and obligations arising under the Voting Agreements WSP OCTG entered into with each of Mr. Piao, EMH and UMW China Ventures (L) Ltd. described in Item 4 below and the irrevocable proxies contained therein. No payment was made in consideration for entering into the Rollover/Voting Agreement Assignment.

CUSIP No. G98108 106		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Sergey Alexandrovich Borovskiy (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Saint Christopher (St. Kitts) and Nevis

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 150,000,000 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,000,000 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 73.4%

14.	Type of Reporting Person IN

(1)                                 The Reporting Person is the 100% shareholder of General Transactions, Inc. (“General Transactions”), which is the 100% shareholder of Parent.

(2)                                 150,000,000 Ordinary Shares may be deemed to be beneficially owned by the Reporting Person indirectly through Parent, pursuant to the Rollover/Voting Agreement Assignment Parent entered into with each of WSP OCTG, JM OCTG, Merger Sub, UMW China Ventures (L) Ltd., EMH, Mr. Piao and the Issuer, pursuant to which WSP OCTG assigned to Parent all of WSP OCTG’s representations, warranties, rights, benefits, liabilities and obligations arising under the Voting Agreements WSP OCTG entered into with each of Mr. Piao, EMH and UMW China Ventures (L) Ltd. described in Item 4 below and the irrevocable proxies contained therein. No payment was made in consideration for entering into the Rollover/Voting Agreement Assignment.

CUSIP No. G98108 106		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Longhua Piao (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 104,100,000 (2)

	9.	Sole Dispositive Power 104,100,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,100,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 50.9%

14.	Type of Reporting Person IN

(1)                                 The Reporting Person is the 100% shareholder of EMH.

(2)                                 The voting power over 104,100,000 Ordinary Shares beneficially owned by the Reporting Person through EMH may be deemed to be shared with Parent, Parent’s 100% shareholder General Transactions and General Transactions’ 100% shareholder Mr. Sergey Borovskiy (“Mr. Borovskiy”) pursuant to the Rollover/Voting Agreement Assignment the Reporting Person entered into with each of Parent, WSP OCTG, JM OCTG, Merger Sub, UMW China Ventures (L) Ltd., EMH, and the Issuer, pursuant to which WSP OCTG assigned to Parent all of WSP OCTG’s representations, warranties, rights, benefits, liabilities and obligations arising under the Voting Agreement WSP OCTG entered into with the Reporting Person and EMH described in Item 4 below and the irrevocable proxies contained therein. No payment was made in consideration for entering into the Rollover/Voting Agreement Assignment.

CUSIP No. G98108 106		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Expert Master Holdings Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 104,100,000 (1)

	9.	Sole Dispositive Power 104,100,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,100,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 50.9%

14.	Type of Reporting Person CO

(1)                                 The voting power over 104,100,000 Ordinary Shares owned by the Reporting Person may be deemed to be shared with Parent, Parent’s holding company General Transactions and General Transactions’ 100% shareholder Mr. Borovskiy pursuant to the Rollover/Voting Agreement Assignment the Reporting Person entered into with each of Parent, WSP OCTG, JM OCTG, Merger Sub, UMW China Ventures (L) Ltd., Mr. Piao and the Issuer, pursuant to which WSP OCTG assigned to Parent all of WSP OCTG’s representations, warranties, rights, benefits, liabilities and obligations arising under the Voting Agreement WSP OCTG entered into with the Reporting Person and Mr. Piao described in Item 4 below and the irrevocable proxies contained therein. No payment was made in consideration for entering into the Rollover/Voting Agreement Assignment.

CUSIP No. G98108 106		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). UMW Holdings Berhad (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 45,900,000 (2)

	9.	Sole Dispositive Power 45,900,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,900,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 22.5%

14.	Type of Reporting Person CO

(1)                                 The Reporting Person is the 100% shareholder of UMW Petropipe (L) Ltd., which is the 100% shareholder of UMW China Ventures (L) Ltd.

(2)                                 45,900,000 Ordinary Shares may be deemed to be beneficially owned by the Reporting Person indirectly through UMW China Ventures (L) Ltd., the voting power over which may be deemed to be shared with Parent, Parent’s 100% shareholder General Transactions and General Transactions’ 100% shareholder Mr. Borovskiy, pursuant to the Rollover/Voting Agreement Assignment Parent entered into with each of WSP OCTG, JM OCTG, Merger Sub, UMW China Ventures (L) Ltd., EMH, Mr. Piao and the Issuer, pursuant to which WSP OCTG assigned to Parent all of WSP OCTG’s representations, warranties, rights, benefits, liabilities and obligations arising under the Voting Agreement WSP OCTG entered into with UMW China Ventures (L) Ltd. described in Item 4 below and the irrevocable proxies contained therein. No payment was made in consideration for entering into the Rollover/Voting Agreement Assignment.

CUSIP No. G98108 106		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). UMW Petropipe (L) Ltd. (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 45,900,000 (2)

	9.	Sole Dispositive Power 45,900,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,900,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 22.5%

14.	Type of Reporting Person CO

(1)                                 The Reporting Person is the 100% shareholder of UMW China Ventures (L) Ltd.

(2)                                 45,900,000 Ordinary Shares may be deemed to be beneficially owned by the Reporting Person through UMW China Ventures (L) Ltd., the voting power over which may be deemed to be shared with Parent, Parent’s 100% shareholder General Transactions and General Transactions’ 100% shareholder Mr. Borovskiy, pursuant to the Rollover/Voting Agreement Assignment Parent entered into with each of WSP OCTG, JM OCTG, Merger Sub, UMW China Ventures (L) Ltd., EMH, Mr. Piao and the Issuer, pursuant to which WSP OCTG assigned to Parent all of WSP OCTG’s representations, warranties, rights, benefits, liabilities and obligations arising under the Voting Agreement WSP OCTG entered into with UMW China Ventures (L) Ltd. described in Item 4 below and the irrevocable proxies contained therein. No payment was made in consideration for entering into the Rollover/Voting Agreement Assignment.

CUSIP No. G98108 106		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). UMW China Ventures (L) Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 45,900,000 (1)

	9.	Sole Dispositive Power 45,900,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,900,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 22.5%

14.	Type of Reporting Person CO

(1)                                 The voting power over 45,900,000 Ordinary Shares may be deemed to be shared with Parent, Parent’s 100% shareholder General Transactions and General Transactions’ 100% shareholder Mr. Borovskiy, pursuant to the Rollover/Voting Agreement Assignment the Reporting Person entered into with each of Parent, WSP OCTG, JM OCTG, Merger Sub, EMH, Mr. Piao and the Issuer, pursuant to which WSP OCTG assigned to Parent all of WSP OCTG’s representations, warranties, rights, benefits, liabilities and obligations arising under the Voting Agreement the Reporting Person entered into with WSP OCTG described in Item 4 below and the irrevocable proxies contained therein. No payment was made in consideration for entering into the Rollover/Voting Agreement Assignment.

Item 1. Security and Issuer

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the Ordinary Shares of WSP Holdings Limited, a company incorporated in the Cayman Islands (the “Issuer”), including Ordinary Shares represented by American Depositary Shares (the “ADSs”). As of March 19, 2014, the Issuer has 204,375,226 Ordinary Shares issued and outstanding.

The principal executive office of the Issuer is located at No. 38 Zhujiang Road, Xinqu, Wuxi, Jiangsu Province, People’s Republic of China.

This Statement is filed jointly by Wuxi Heavy Industries, Ltd., General Transactions, Inc., Expert Master Holdings Limited (“EMH”), Mr. Longhua Piao (“Mr. Piao”), UMW Holdings Berhad, UMW China Ventures (L) Ltd. and UMW Petropipe (L) Ltd. (collectively with UMW China Ventures (L) Ltd. and UMW Petropipe (L) Ltd., “UMW”). This Statement also amends and supplements the statement on Schedule 13G filed with the Securities and Exchange Commission (“SEC”) on February 6, 2008 by EMH and Mr. Piao and the statement on Schedule 13D filed with the SEC on March 1, 2013 by EMH and Mr. Piao.  This Statement also amends and supplements the statement on Schedule 13G filed with the SEC on February 6, 2008 by UMW and the statement on Schedule 13D filed with the SEC on March 1, 2013 by UMW.

Item 2. Identity and Background

(a)—(b) Name and Residence or business address

The statement is being filed by the following reporting persons (collectively, the “Reporting Persons”):

Name	Residence or business address
Wuxi Heavy Industries, Ltd. (“Parent”)	Unit A2202, Jianwai SOHO, 39 East 3rd Ring Road, Chaoyang District, Beijing 100022, People’s Republic of China

General Transactions, Inc. (“General Transactions”)	Unit A2202, Jianwai SOHO, 39 East 3rd Ring Road, Chaoyang District, Beijing 100022, People’s Republic of China

Mr. Sergey Alexandrovich Borovskiy (“Mr. Borovskiy”)	Unit A2202, Jianwai SOHO, 39 East 3rd Ring Road, Chaoyang District, Beijing 100022, People’s Republic of China

Mr. Longhua Piao (“Mr. Piao”)	No. 38 Zhujiang Road, Xinqu, Wuxi, Jiangsu Province, People’s Republic of China

Expert Master Holdings Limited (“EMH”)	No. 38 Zhujiang Road, Xinqu, Wuxi, Jiangsu Province, People’s Republic of China

UMW Holdings Berhad	The Corporate, No. 10, Jalan Utas 15/7, Batu Tiga Industrial Estate, 40200 Shah Alam, Selangor, Malaysia

UMW Petropipe (L) Ltd.	Brumby Centre, Lot 42, Jalan Muhibbah, 87000 Labuan F.T., Malaysia

UMW China Ventures (L) Ltd.	Brumby Centre, Lot 42, Jalan Muhibbah, 87000 Labuan F.T., Malaysia

Parent, an exempted company incorporated in the Cayman Islands, was formed for the objective and purpose of, and the nature of the business to be conducted and promoted by it is, principally to acquire the Issuer and to engage in any and all activities necessary or incidental to the foregoing.

General Transactions, an exempted company incorporated in the British Virgin Islands, owns all of the interests in Parent. Upon consummation of the Merger and pursuant to the Rollover/Voting Agreement Assignment, as set forth in Item 4 of this Statement below, General Transactions will own 26.6% of Parent.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Present principal occupation/
Name	principal business and address of any corporation
Wuxi Heavy Industries, Ltd.	To act as a holding company to engage in strategic business operations and activities Unit A2202, Jianwai SOHO, 39 East 3rd Ring Road, Chaoyang District, Beijing 100022, People’s Republic of China

General Transactions, Inc.	To act as a holding company to engage in strategic business operations and activities Unit A2202, Jianwai SOHO, 39 East 3rd Ring Road, Chaoyang District, Beijing 100022, People’s Republic of China

Mr. Sergey Alexandrovich Borovskiy	A director and the sole shareholder of General Transactions, Inc.

Mr. Longhua Piao	Chairman of the Board of the Issuer

Expert Master Holdings Limited	To act as a holding company to engage in strategic business operations and activities No. 38 Zhujiang Road, Xinqu, Wuxi, Jiangsu Province, People’s Republic of China

UMW Holdings Berhad	To act as a holding company to engage in strategic business operations and activities The Corporate, No. 10, Jalan Utas 15/7, Batu Tiga Industrial Estate, 40200 Shah Alam, Selangor, Malaysia

UMW Petropipe (L) Ltd.	To act as a holding company to engage in strategic business operations and activities Brumby Centre, Lot 42, Jalan Muhibbah, 87000 Labuan F.T., Malaysia

UMW China Ventures (L) Ltd.	To act as a holding company to engage in strategic business operations and activities Brumby Centre, Lot 42, Jalan Muhibbah, 87000 Labuan F.T., Malaysia

(d)—(e) No Convictions or Proceedings

During the last five years, no Reporting Person (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in it being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

Name	Citizenship
Wuxi Heavy Industries, Ltd.	Cayman Islands

General Transactions, Inc.	British Virgin Islands

Mr. Sergey Alexandrovich Borovskiy	Saint Christopher (St. Kitts) and Nevis

Mr. Longhua Piao	People’s Republic of China

Expert Master Holdings Limited	British Virgin Islands

UMW Holdings Berhad	Malaysia

UMW China Ventures (L) Ltd.	Malaysia

UMW Petropipe (L) Ltd.	Malaysia

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to an Agreement and Plan of Merger, dated as of February 21, 2013 (as subsequently amended on August 15, 2013, the “Merger Agreement”), by and among (i) WSP OCTG GROUP Ltd. (“WSP OCTG”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, (ii) JM OCTG GROUP Ltd. (“JM OCTG”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent and (iii) the Issuer, subject to the conditions set forth in the Merger Agreement, JM OCTG was to be merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of WSP OCTG. The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety in this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit B, and is incorporated herein by reference in its entirety.

WSP OCTG and HDS Investments, LLC, a limited liability company organized in the state of Washington and the sole shareholder of WSP OCTG (“HDS”), anticipated that approximately $22.5 million would be expended in acquiring 54,375,226 outstanding Ordinary Shares owned by public shareholders of the Issuer (the “Publicly Held Shares”). This amount included (a) the estimated funds required by WSP OCTG to purchase the Publicly Held Shares, and (b) the estimated transaction costs associated with the purchase of the Publicly Held Shares (excluding any tax liabilities).

The financing for the proposed merger of JM OCTG with and into the Issuer and the other transactions contemplated by the Merger Agreement was to be obtained by WSP OCTG pursuant to an equity commitment letter, dated as of February 21, 2013 (the “Equity Commitment Letter”), by and among HDS, WSP OCTG and JM OCTG. Under the terms and subject to the conditions of the Equity Commitment Letter, HDS was to provide equity financing of an amount of $22.5 million to WSP OCTG to consummate the proposed merger of JM OCTG with and into the Issuer. The information disclosed in this paragraph is qualified in its entirety by reference to the Equity Commitment Letter. A copy of the Equity Commitment Letter is filed as Exhibit C attached hereto and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Mr. Piao, EMH and UMW China Ventures (L) Ltd. entered into a rollover agreement (the “Rollover Agreement”) with WSP OCTG and JM OCTG, pursuant to which each of Mr. Piao, EMH and UMW China Ventures (L) Ltd. agreed that, immediately prior to the effective time of the proposed merger of JM OCTG with and into the Issuer, EMH and UMW China Ventures (L) Ltd. would contribute to WSP OCTG 104,100,000 and 45,900,00 Ordinary Shares, respectively, in exchange for 104,100,000 and 45,900,00 ordinary shares of WSP OCTG, respectively. The information disclosed in this paragraph is qualified in its entirety by reference to the Rollover Agreement, a copy of which is filed as Exhibit E attached hereto and is incorporated herein by reference in its entirety.

Pursuant to an Amendment No. 2 and Assignment and Assumption Agreement (“Amendment No. 2”), dated March 19, 2014, by and among WSP OCTG, JM OCTG, HDS, Parent, WHI Acquisitions, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), General Transactions and the Issuer, (i) WSP OCTG assigned to Parent all of its representations, warranties, rights, benefits, liabilities and obligations arising under the Merger Agreement and Parent assumed and undertook to pay, discharge or perform when due all of such representations, warranties, rights, benefits, liabilities and obligations, (ii) JM OCTG assigned to Merger Sub all of its representations, warranties, rights, benefits, liabilities and obligations arising under the Merger Agreement and Merger Sub assumed and undertook to pay, discharge or perform when due all of such representations, warranties, rights, benefits, liabilities and obligations, (iii) WSP OCTG, JM OCTG and HDS, respectively, assigned all of their representations, warranties, rights, benefits, liabilities and obligations arising under the Equity Commitment Letter to Parent, Merger Sub and General Transactions, respectively, (iv) the Issuer consented to all such assignments, and (v) certain other amendments to the Merger Agreement were affected, including the replacement of each reference in the Merger Agreement to WSP OCTG and JM OCTG, respectively, with references to Parent and Merger Sub, respectively.  Pursuant to the Merger Agreement (as amended pursuant to Amendment No. 2), and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). The descriptions of the Merger Agreement, the Merger and Amendment No. 2 set forth in Item 4 below are incorporated by reference in their entirety in this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit B, and is incorporated herein by reference in its entirety, and Amendment No. 2, a copy of which is filed as Exhibit F, and is incorporated herein by reference in its entirety.

Concurrently with the execution of Amendment No. 2, WSP OCTG, JM OCTG, Parent, Merger Sub, UMW China Ventures (L) Ltd., EMH, Mr. Piao and the Issuer entered into an Assignment and Assumption Agreement (the “Rollover/Voting Agreement Assignment”), dated March 19, 2014, pursuant to which (i) WSP OCTG assigned to Parent all of its representations, warranties, rights, benefits, liabilities and obligations arising under the Voting Agreements (as defined below) and Parent assumed and undertook to discharge or perform when due all of such representations, warranties, rights, benefits, liabilities and obligations and (ii) WSP OCTG assigned to Parent all of its representations, warranties, rights, benefits, liabilities and obligations arising under the Rollover Agreement and Parent assumed and undertook to discharge or perform when due all of such representations, warranties, rights, benefits, liabilities and obligations.  The information disclosed in this paragraph is qualified in its entirety by reference to the Rollover/Voting Agreement Assignment, a copy of which is filed as Exhibit G attached hereto and is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction

On February 21, 2013, the Issuer announced in a press release that it had entered into the Merger Agreement. On August 15, 2013, the Issuer announced in a press release that it had entered into an amendment to the Merger Agreement (the “Amendment No. 1”). On March 19, 2014, the Issuer announced in a press release that it had entered into Amendment No. 2.  Pursuant to the Merger Agreement (as amended pursuant to Amendment No. 1 and Amendment No. 2), Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation. Under the terms of the Merger Agreement (as amended pursuant to Amendment No. 1 and Amendment No. 2), each Ordinary Share, including Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the effective time of the Merger, other than (a) Ordinary Shares held by EMH and UMW China Ventures (L) Ltd. (the “Excluded Shares”), will be converted into the right to receive $0.32 per share in cash without interest and net of applicable withholding taxes, and each ADS issued and outstanding immediately prior to the effective time of the Merger (other than ADSs representing the Excluded Shares) will represent the right to surrender the ADS in exchange for $3.20 in cash without interest and net of applicable withholding taxes and depositary fees. The Merger is subject to the approval of the Company’s special committee and shareholders and various other closing conditions.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, in each case as amended by Amendment No. 1 and Amendment No. 2, is to acquire all of the Publicly Held Shares. If the Merger is consummated, the Ordinary Shares represented by ADSs will no longer be traded on the New York Stock Exchange and will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately held by Reporting Persons other than Merger Sub. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, Amendment No. 1 and Amendment No. 2, which are incorporated herein by reference in their entirety.

Concurrently with the execution of the Merger Agreement, each of Mr. Piao, EMH and UMW China Ventures (L) entered into a voting agreement (each a “Voting Agreement”) with WSP OCTG, pursuant to which each of Mr. Piao, EMH and UMW China Ventures (L) had agreed (i) when a meeting of the shareholders of the Issuer was held, to appear at such meeting or otherwise cause the Ordinary Shares it holds to be counted as present thereat for the purpose of establishing a quorum, (ii) to vote or cause to be voted at such meeting all the Ordinary Shares it holds in favor of the adoption of the Merger Agreement and the approval of the merger of JM OCTG with and into the Issuer and (iii) to vote or cause to be voted at such meeting all the Ordinary Shares it held against the approval of any alternative transaction or proposal or any other action contemplated by any alternative transaction or proposal. The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Agreements, the form of which is filed as Exhibit D attached hereto and is incorporated herein by reference in its entirety.

Concurrently with the execution of Amendment No. 2, WSP OCTG, JM OCTG, Parent, Merger Sub, UMW China Ventures (L) Ltd., EMH, Mr. Piao and the Issuer entered into the Rollover/Voting Agreement Assignment, pursuant to which (i) WSP OCTG assigned to Parent all of its representations, warranties, rights, benefits, liabilities and obligations arising under the Voting Agreements and Parent assumed and undertook to discharge or perform when due all of such representations, warranties, rights, benefits, liabilities and obligations and (ii) WSP OCTG assigned to Parent all of its representations, warranties, rights, benefits, liabilities and obligations arising under the Rollover Agreement and Parent assumed and undertook to discharge or perform when due all of such representations, warranties, rights, benefits, liabilities and obligations.  Pursuant to the Rollover/Voting Agreement Assignment, each of Mr. Piao, EMH and UMW China Ventures (L) have agreed (i) when a meeting of the shareholders of the Issuer is held, to appear at such meeting or otherwise cause the Ordinary Shares it holds to be counted as present thereat for the purpose of establishing a quorum, (ii) to vote or cause to be voted at such meeting all the Ordinary Shares it holds in favor of the adoption of the Merger Agreement (as amended pursuant to Amendment No. 1 and Amendment No. 2) and the approval of the Merger and (iii) to vote or cause to be voted at such meeting all the Ordinary Shares it held against the approval of any alternative transaction or proposal or any other action contemplated by any alternative transaction or proposal.  The information disclosed in this paragraph is qualified in its entirety by reference to (i) the Voting Agreements, the form of which is filed as Exhibit D attached hereto and is incorporated herein by reference in its entirety and (ii) the Rollover/Voting Agreement Assignment, a copy of which is filed as Exhibit G attached hereto and is incorporated herein by reference in its entirety.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference.

Other than as described in Items 3 and 4 above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) – (b) By reason of the Voting Agreements described in Item 4 above and the irrevocable proxy contained therein, Parent may be deemed to beneficially own and have the shared voting power to vote or to direct the vote of (but no power to dispose of or to direct the disposition of an aggregate 150,000,000 Ordinary Shares, composed of 104,100,000 Ordinary Shares held by EMH and 45,900,000 Ordinary Shares held by UMW China Ventures (L) Ltd., collectively representing approximately 73.4% of the total Ordinary Shares.

General Transactions, as the 100% shareholder of Wuxi Heavy Industries, Ltd., may be deemed to beneficially own and has the shared voting power to vote or to direct the vote of 150,000,000 Ordinary Shares, representing approximately 73.4% of the total Ordinary Shares.

Mr. Borovskiy, as the 100% shareholder of General Transactions, may be deemed to beneficially own and has the shared voting power to vote or to direct the vote of 150,000,000 Ordinary Shares, representing approximately 73.4% of the total Ordinary Shares.

Each of Parent, General Transactions and Mr. Borovskiy may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons.

EMH, as of the filing date, beneficially and directly owns 104,100,000 Ordinary Shares, representing 50.9% of the total Ordinary Shares.

Mr. Piao, as of the filing date, beneficially owns through EMH 104,100,000 Ordinary Shares, representing 50.9% of the total Ordinary Shares. Each of EMH and Mr. Piao may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons.

UMW China Ventures (L) Ltd., as of the filing date, beneficially and directly owns 45,900,000 Ordinary Shares, representing 22.5 % of the total Ordinary Shares.

UMW Petropipe (L) Ltd., as of the filing date, beneficially owns through UMW China Ventures (L) Ltd 45,900,000 Ordinary Shares, representing 22.5 % of the total Ordinary Shares.

UMW Holdings Berhad, as of the filing date, beneficially owns through UMW Petropipe (L) Ltd., which wholly owns UMW China Ventures (L) Ltd., 45,900,000 Ordinary Shares, representing 22.5 % of the total Ordinary Shares.

Each of UMW China Ventures (L) Ltd., UMW Petropipe (L) Ltd. and UMW Holdings Berhad may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons.

(c) Except as described above, no transactions in the shares of Ordinary Shares were effected by the Reporting Persons during the past sixty days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Ordinary Shares owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the information set forth Items 3 and 4, which is hereby incorporated by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons nor between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares (including as a result of any pledge), finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated March 28, 2014, by and among Mr. Piao, EMH, UMW, Mr. Borovskiy, General Transactions, and Parent.

Exhibit B

Agreement and Plan of Merger, dated February 21, 2013, by and among the Issuer, WSP OCTG and JM OCTG (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by WSP Holdings Limited on February 21, 2013 (File No. 001-33840)), as amended pursuant to that certain Amendment to the Agreement and Plan of Merger, dated August 15, 2013, by and among the Issuer, WSP OCTG and JM OCTG (incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 6-K filed by WSP Holdings Limited on August 15, 2013 (File No. 001-33840)).

Exhibit C	Equity Commitment Letter, dated February 21, 2013, by and among HDS, WSP OCTG and JM OCTG.

Exhibit D	Form of Voting Agreements, dated February 21, 2013, by and among WSP OCTG and each of Mr. Piao, EMH and UMW China Ventures (L).

Exhibit E	Rollover Agreement, dated February 21, 2013, by and among Mr. Piao, EMH, UMW China Ventures (L) Ltd., WSP OCTG and JM OCTG.

Exhibit F	Amendment No. 2 and Assignment and Assumption Agreement, dated March 19, 2014, by and among WSP OCTG, JM OCTG, HDS, Parent, Merger Sub, General Transactions and the Issuer.

Exhibit G	Assignment and Assumption Agreement, dated March 19, 2014, by and among WSP OCTG, JM OCTG, Parent, Merger Sub, UMW China Ventures (L) Ltd., EMH, Mr. Piao and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2014

Reporting Persons:

Wuxi Heavy Industries, Ltd.

/s/ Sergey Alexandrovich Borovskiy
Name: Sergey Alexandrovich Borovskiy
Title: Director

General Transactions, Inc.

/s/ Sergey Alexandrovich Borovskiy
Name: Sergey Alexandrovich Borovskiy
Title: Director

Sergey Alexandrovich Borovskiy

/s/ Sergey Alexandrovich Borovskiy
Name: Sergey Alexandrovich Borovskiy

Longhua Piao

/s/ Longhua Piao
Name: Longhua Piao

Expert Master Holdings Limited

/s/ Longhua Piao
Name: Longhua Piao
Title: Director

UMW Holdings Berhad

/s/ Longhua Piao
Name: Longhua Piao
Title: Director

UMW China Venture (L) Ltd.

/s/ Longhua Piao
Name: Longhua Piao
Title: Director

UMW Petropipe (L) Ltd.

/s/ Longhua Piao
Name: Longhua Piao
Title: Director